Exhibit 99.1

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

December 28, 2017

Dear Sir, Madam,

Sub: 1. Extinguishment of equity shares as a result of the conclusion of buyback of 11,30,43,478 equity shares of INR 5/- each ("Share") of Infosys Limited
2. Reconciliation of the share capital of the Company

In compliance with Regulation 12 and 19(4) of SEBI (Buyback of Securities) Regulations 1998, ("**Buyback Regulations**"), this is to inform you that the Company has extinguished 11,30,16,165 fully paid up equity shares of Rs. 5/- each (in dematerialized form) and 27,313 fully paid up equity shares of Rs. 5/- each (in physical form) as a result of the conclusion of buyback of 11,30,43,478 equity shares.

We also enclose a copy of the letter dated December 28, 2017 from National Securities Depository Limited confirming the extinguishment of shares and a true certified copy of the certificate dated December 28, 2017 relating to extinguishment of **11,30,43,478** equity shares in accordance with the provisions of Regulation 12(4) of the Buyback Regulations.

The Company had also published on December 23, 2017 a "Post Buyback Public Announcement" dated December 22, 2017 in compliance with Regulation 19(7) of the Buyback Regulations. In view of the above, please note the following:

Reconciliation of Share Capital of the Company (Pre and Post Extinguishment)			
Sr. No	**Particulars**	**No. of Equity Share of face value Rs.5/- each**	**Amount (Rs.)**
1.	Pre-extinguishment, Issued and Paid-Up Capital	2,29,69,93,267	11,48,49,66,335
2.	Less: Shares bought-back and credited to our account		
	a) Electronic Form	11,30,16,165	56,50,80,825
	b) Physical Form	27,313	1,36,565
3.	Post Extinguishment, Issued and Paid-Up Capital	2,18,39,49,789	10,91,97,48,945

INFOSYS LIMITED BENGALURU

Page 1 of 2

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys POWERED BY INTELLECT DRIVEN BY VALUES Further, we would like to confirm that the above extinguishment has been done as per the provisions of Buyback Regulations. Yours Sincerely, For Infosys Limited A.G.S. Manikantha Company Secretary Encl: Certificate of extinguishment of equity shares bought back Confirmation from NSDL confirming the extinguishment of shares PAGE 2 OF 2

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

CERTIFICATE OF EXTINGUISHMENT OF EQUITY SHARES BOUGHT BACK BY INFOSYS LIMITED (the "Company")

The certificate is being issued in compliance with the requirements of Regulation 12 of Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, as amended.

Pursuant to the Public Announcement dated October 9, 2017 and Letter of Offer dated November 17, 2017, the Company bought back 11,30,43,478 Equity Shares of ₹ 5/- each fully paid-up, from its existing shareholders, through tender offer route at a price of ₹ 1,150/- per Equity Share. The issue opened on November 30, 2017 and closed on December 14, 2017. The following are the details of Equity Shares so bought-back and extinguished:

A. SHARES IN DEMATERIALIZED FORM

Name of the Depository	DP Name and DP ID	Company's A/C Number	Date of Extinguishment	No. of Equity Shares Extinguished
National Securities Depository Limited - NSDL	Karvy Stock Broking Limited IN300394	19736471	December 27, 2017	11,30,16,165

B. SHARES IN PHYSICALFORM

Registered Folio No.	Certificate No.	Distinctive No. of Equity Shares (From)	Distinctive No. of Equity Shares (To)	Date of Extinguishment	No. of Equity Shares Extinguished
ITL007008	147287	1839747	1839846	December 27, 2017	100
	147288	1839847	1839946	December 27, 2017	100
	147289	1839947	1840046	December 27, 2017	100
	147290	1840047	1840146	December 27, 2017	100
	147291	1840147	1840246	December 27, 2017	100
	147292	1840247	1840346	December 27, 2017	100
	150507	267224316	267224415	December 27, 2017	100
	150508	267224416	267224515	December 27, 2017	100

Page 1 of 3

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

	150509	267224516	267224615	December 27, 2017	100
	150510	267224616	267224715	December 27, 2017	100
	150511	267224716	267224815	December 27, 2017	100
	150512	267224816	267224915	December 27, 2017	100
	150513	267224916	267225015	December 27, 2017	100
	150514	267225016	267225115	December 27, 2017	100
	150515	267225116	267225215	December 27, 2017	100
	150516	267225216	267225315	December 27, 2017	100
	150517	267225316	267225415	December 27, 2017	100
	150518	267225416	267225515	December 27, 2017	100
	150519	267225516	267225615	December 27, 2017	100
	150520	267225616	267225715	December 27, 2017	100
ITL007009	150425	266832251	266832350	December 27, 2017	100
	150426	266832351	266832450	December 27, 2017	100
	150427	266832451	266832550	December 27, 2017	100
	150428	266832551	266832650	December 27, 2017	100
	150429	266832651	266832750	December 27, 2017	100
	150430	266832751	266832850	December 27, 2017	100
	150431	266832851	266832950	December 27, 2017	100
	150432	266832951	266833050	December 27, 2017	100
	150433	266833051	266833150	December 27, 2017	100
	150434	266833151	266833250	December 27, 2017	100
	150435	266833251	266833350	December 27, 2017	100
	150436	266833351	266833450	December 27, 2017	100
	150437	266833451	266833550	December 27, 2017	100
	150438	266833551	266833650	December 27, 2017	100
ITL950192	1000258	1150458811	1150458840	December 27, 2017	30
ITL017900	1000112	1149565584	1149565599	December 27, 2017	16
	147894	1183645	1183645	December 27, 2017	1
ITL018181	1000097	1149472535	1149472550	December 27, 2017	16
ITL950178	512549	96092	96101	December 27, 2017	10
ITL000057	1504695	267450537	267471198	December 27, 2017	20,662
ITL002538	1504697	266717751	266718930	December 27, 2017	1,180
ITL002541	1504699	266720151	266721072	December 27, 2017	922
ITL007008	1504701	1840347	1840441	December 27, 2017	95

Page 2 of 3

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys POWERED BY INTELLECT DRIVEN BY VALUES ITL007009 1504703 266833651 266833664 DIN: 00621398 December 27, 2017 14 ITL009057 1504705 266605551 266606186 December 27, 2017 636 ITL013037 1504707 277284037 277284343 December 27, 2017 307 ITL950086 1504709 574935270 574935291 December 27, 2017 22 ITL950192 1504711 96677 96678 December 27, 2017 2 TOTAL 27,313 C. TOTAL NUMBER OF EQUITY SHARES EXTINGUISHED/DESTROYED (A+B): 11,30,43,478 It is certified that the above Equity Shares of Infosys Limited were extinguished in compliance with, and according to the provisions of sub-regulation 1 and 2 of Regulation 12 of Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, and Securities and Exchange Board of India (Depository and Participants) Regulations 1996 and the bye-laws framed thereunder. For Infosys Limited. Ravi Venkatesan BENGALURU Independent Director For Infosys Limited INFOSYS LIMITED U.B.Pravin Rao Interim- CEO and Managing Director DIN: 06782450 For Karvy Computershare Private Limited Registrar to the Buy Back Kulashekara Sharma For Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W / W - 100018 Anand Subramaniam Partner Membership No. 110815 Place: Bengaluru Date: December 28, 2017 Enclosed: Confirmation from NSDL doted December 28, 2017 for extinguishment of Equity Shares in dematerialised form. INFOSYS LIMITED C1N: L8511 OKA 198TPLC013115 44, Infosys Avenue Electronics City, Hosur Road Bangalore 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 Page 3 of 3

National Securities Depository Limited Technology, Trust & Reach Ref: II/CA/COM/58541/2017 December 28, 2017 Mr. Manikantha A.G.S. Company Secretary & Compliance Officer Infosys Limited Plot No. 44. Electronics City Hosur Road Bangalore - 560 100 Sub : Buy-back (tender offer) Dear Sir, As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Karvy Computershare Pvt. Limited , Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below : ISIN ISIN Description D/C Records Quantity Execution Date 1NE009A01021 INFOSYS LIMITED EQ FV RS 5 Debit 1 113,016,165.000 27/Dec/2017 You may contact your R&T Agent/ Registry Division for further details in this regard. Yours faithfully, Nitin Ambure Vice President INFOSYS LIMITED BENGALURU Digitally Signed By Name: NITIN K AMBURE Date:28/12/2017 10:22:47 Reason: Authentication Location: NSDL, Mumbai 4th Floor, ‘A’ Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, lower Parel, Mumbai - 400 013, India Tel.: 91-22-2499 4200 | Fax: 91-22-2497 6351 | CIN-U74120MH2012PLC230380 I Email: info@nsdl.co.in | Web:www.nsdl.co.in

Chartered Accountants Deloitte Centre Anchorage IL 100/2 Richmond Road Bengaluru - 560 025 Karnataka, India Tel: +91 80 6627 6000 Fax: +91 80 6627 6013 REF: IL/ 17-18/ 043 To, The Board of Directors Infosys Limited Plot No. 44, Hosur Main Road, Electronics City, Bengaluru Karnataka - 560 100 Re: AUDITOR’S CERTIFICATE WITH RESPECT TO EXTINGUISHMENT OF 11,30,43,478 EQUITY SHARES OF ₹ 5/- EACH (“EQUITY SHARES”) BOUGHT BACK BY INFOSYS LIMITED 1. This certificate is issued in accordance with our engagement letter dated July 6, 2017. 2. We, Deloitte Haskins & Sells LLP, Chartered Accountants (Firm Registration No.117366W/W- 100018), the statutory auditors of Infosys Limited (“the Company”), having its Registered office at Electronics City, Hosur Road, Bengaluru 560 100, for the purposes of issuing this certificate have verified the particulars contained in the attached “Certificate of Extinguishment of Equity Shares bought-hack by Infosys Limited” (“the Statement”), prepared by the Company and confirmation received from the Company’s Registrar and Transfer Agents - Karvy Computershare Private Limited. 3. The Company has bought-back 11,30,43,478 Equity Shares of ₹ 5/- each. 4. In connection with the aforesaid, we have been requested by the Management of the Company to provide a certificate for submission to the Securities and Exchange Board of India (“SEBI”). Management’s Responsibility 5. The Management of the Company is responsible for the preparation of the said Statement and the maintenance of relevant records and documents including obtaining confirmation from National Securities Depository Limited (“NSDL”) for extinguishment of 11,30,16,165 shares in dematerialised form. Auditor’s Responsibility 6. Our responsibility, for the purpose of this certificate, is limited to certifying the particulars contained in the Statement on the basis of verification of relevant records and documents maintained and obtained by the Company and furnished to us for the purpose. Regd. Office: Indiabulls Finance Centre, Tower 3, 27th - 32nd Floor, Senapati Bapat Marg, Elphinstone Road (W), Mumbai - 400 013, India. (LLP Identification No. AAB-8737)

Deloitte Haskins & Sells LLP 7. We conducted our verification of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes and Standards on Auditing issued by the Institute of Chartered Accountants of India (‘ICAI’), which include the concept of test checks and materiality. This Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI. 8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Review Historical Financial Information, and Other Assurance and Related Services Engagements. Opinion 9. On the basis of our verification as stated above and according to the information, explanations and representations provided to us by the Management of the Company, we certify that the particulars furnished by the Company in the said Statement, are in agreement with the relevant records and documents maintained by the Company as on the date of the certificate and the extinguishment is in compliance and in accordance with the provision of sub-regulation 1 and 2 of Regulation 12 of the Securities and Exchange Board of India (Buyback of Securities) Regulation, 1998 and Securities and Exchange Board of India (Depository and Participants) Regulation, 1996 and the by-laws framed thereunder. Restriction on use 10. This Certificate is issued in connection with the extinguishment of Equity Shares bought-back in accordance with the aforementioned Regulations and should not be used for any other purpose without our prior written permission. Fore Deloitte Haskins & Sells LLP BANGALORE Chartered Accountants (Firm Registration No: 117366W/W-100018) Anand Subramaniam Partner (Membership no: 110815)